

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 31, 2008

Mr. Eugene M. Isenberg
Chief Executive Officer
Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, HM08, Bermuda

> **RE:** **Nabors Industries Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Schedule 14A**
> **Filed April 30, 2008**
> **File No. 1-32657**

Dear Mr. Isenberg:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Legal Proceedings, page 14

1.	We note that you disclose that you have received an inquiry from the U.S. Department of Justice regarding an investigation into compliance with the Foreign Corrupt Practices Act. If material, in future filings provide a description of the factual basis underlying the proceeding, including the country involved and your relationship with the vendor under investigation. We may have further comment.

Note 2. Summary of Significant Accounting Policies, page 48

Long Term Investments, page 49

2.   We note your disclosure that you account for your investments in overseas funds under the equity method of accounting. Please tell us how the equity method investee accounts for the related investments and specify the manner in which the investee determines fair value. In this regard, we note that you recorded a $61 million impairment in 2007.

Note 7. Investments in Unconsolidated Affiliates, page 58

3.   We note that you are invested in overseas funds investing primarily in a variety of public and private U.S. and non-U.S. securities. We further note that you account for this investment using the equity method. Please tell us and disclose the name of the investee and the percentage ownership of your interest in this investment. Alternatively, please tell us why you believe such disclosure is not required. Refer to paragraph 20(a) of APB 18.

4.   We note that you own a 51% interest in an unconsolidated affiliate located in Saudi Arabia. Please clarify why you did not consolidate this entity and specify any special rights or restrictions whereby the presumption of control is overcome.

Schedule 14A filed April 30, 2008

Components of Executive Compensation, page 15

5.   You disclose that the compensation committee considered how changes to the competitive, financial accounting and regulatory landscape impact compensation decisions. In future filings, provide greater analysis of the reasoning behind decisions made that result in changes to the overall compensation program or compensation philosophy of the company.

6.   Based on your disclosure, it would appear that you have not listed all of the companies considered in your peer review of comparable drilling contractors in the oil service sector. We refer you to Item 402(b)(2)(xiv) of Regulation S-K. In future filings, please revise to specify all of the companies that the committee considered during the course of its review. Further, revise to specify for each element of compensation, whether the company targeted a specific percentile of compensation vis-à-vis the peer group of companies.

7.   In future filings, please disclose for each NEO whether the compensation awarded for each element of compensation was above or below any targeted percentile. If material differences exist between the targeted percentile and the amount actually awarded in a given year, include an explanation regarding the difference.

8.   We note that you only provide a discussion of base salary and a general overview of your incentive compensation programs. In future filings, revise to provide specific analysis of each of the components of compensation that are listed in your summary compensation table. Please see Item 402(b) of Regulation S-K.

9.   We refer you to Instruction 1 to Item 402(b) and Item 402(b)(2)(ix) of Regulation S-K. While you indicate that the committee reviews an "annual performance assessment" and tally sheets, you have not provided sufficient disclosure regarding the importance of these tools in determining overall compensation in a given year. If material to an understanding of the compensation awarded, address in future filings, all material items, including any rating scheme employed and relative weighting assigned to tally sheets used in assessment of a named executive officer.

Other named executive officers, page 16

10.   You disclose that annual cash bonuses and long term incentives for your named executive officers other than Messrs. Isenberg and Petrello are determined by reference to financial and non-financial targets. Please advise us of all material targets that determined a named executive's compensation for fiscal 2007. Advise us of the relative weighting of each financial target relative to the overall cash bonus or long term incentive for each named executive officer. To the extent you believe that disclosure of qualitative and quantitative targets established would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. We may have further comment.

11.   You disclose that option grants typically are issued with a vesting schedule of four years but that the committee reserves the right to alter the vesting schedule. In future filings, disclose the circumstances under which the vesting schedule would be altered.

12.   You disclose that the committee "generally makes" equity incentive awards, inclusive of stock options, at the first meeting of the compensation committee following the end of each calendar year. Please revise to clarify whether awards are made at any other time and if yes, whether the awards are made pursuant to an established policy for the grants of such awards. Further, disclose whether any such policy states whether grants may be made when the board is in possession of material non-public information.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

With respect to all accounting comments, you may contact John Cannarella at (202) 551-3337, or in his absence Jill Davis, at (202) 551-3683. With respect to all legal comments, you may contact John Madison at (202) 551-3296 or, in his absence, Mellissa Duru at (202) 551-3757 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Cannarella
       J. Madison